FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number: 000-30666

NETEASE.COM, INC.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing 100084, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N.A.

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the Second Quarter of 2009, dated August 13, 2009	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Onward Choi
Name:	Onward Choi
Title:	Acting Chief Financial Officer

Date: August 13, 2009

Exhibit 99.1
Press Release

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Li Jia

NetEase.com, Inc.

liddyli@corp.netease.com

Tel: (+8610) 8255-8208

NetEase.com Reports Second Quarter 2009

Unaudited Financial Results

(Beijing – August 13, 2009) – NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the quarter ended June 30, 2009.

William Ding, Chief Executive Officer and Director of NetEase said, “The forefront of our online game business strategy has always been the ongoing in-house development and licensing of high-quality games that will continually diversify our user base. With respect to our strategic licensing strategy and the much anticipated relaunch of World of Warcraft which is licensed from Blizzard Entertainment in mainland China, we have completed technical support configuration and server rollout on schedule. China’s Ministry of Culture has approved the content of the game and it is now under the approval process with the General Administration of Press and Publication, or GAPP. We have commenced the closed beta testing of the game since July 30, 2009 and are well prepared to start the commercial launch of the game as soon as we receive approval from GAPP. Collectively, we increased our technical and customer service staff by approximately 500 to support Blizzard Entertainment’s Battle.net platform and the World of Warcraft relaunch.”

“Meanwhile, we continue to execute on our strategic plan to enhance our portfolio of in-house developed games. New user statistics were particularly strong for Westward Journey II, Datang and New Fly for Fun during the second quarter. Two new item-based games, Buibui and TF Online, were launched commercially in May and June, respectively. BuiBui, a casual game, offers players magic gun-firing experiences and TF Online, a 3-D game, offers star-war heroic role experiences. As of June 30, 2009, we had approximately 1,000 game developers supporting our ongoing game pipeline.”

Mr. Ding continued, “Advertising services revenue improved quarter-over-quarter in terms of both sales by product and number of advertising customers. We believe this was due to improved advertising spending as a result of domestic economic stimulus and our efforts to upgrade our portal channels and add premium content. We launched several new channels covering education, travel network and real estate in July and August. We also plan to launch a book search and review channel in September. In addition, we are expanding our sales force to enhance our industry and customer coverage which we expect will help us driving further advertising revenue growth during the next six months.”

Mr. Ding concluded, “We believe that China’s economy continues its path to recovery, we are continuing to focus on our core strengths to maintain our dominance in China’s online game market and look forward to a solid second half of the year as our newest licensed and in-house games come to market.”

Second Quarter 2009 Financial Results

Revenues

Total revenues for the second quarter of 2009 were RMB872.1 million (US$127.7 million), compared to RMB781.7 million (US$114.4 million) and RMB715.9 million (US$104.8 million) for the preceding quarter and the second quarter of 2008, respectively.

Revenues from online games were RMB781.5 million (US$114.4 million) for the second quarter of 2009, compared to RMB724.0 million (US$106.0 million) and RMB595.0 million (US$87.1 million) for the preceding quarter and the second quarter of 2008, respectively.

Revenues from advertising services were RMB72.8 million (US$10.7 million) for the second quarter of 2009, compared to RMB41.0 million (US$6.0 million) and RMB103.9 million (US$15.2 million) for the preceding quarter and the second quarter of 2008, respectively.

Revenues from wireless value-added services and others, or WVAS and others, were RMB17.8 million (US$2.6 million) for the second quarter of 2009, compared to RMB16.6 million (US$2.4 million) and RMB16.9 million (US$2.5 million) for the preceding quarter and the second quarter of 2008, respectively.

Gross Profit

Gross profit for the second quarter of 2009 was RMB691.9 million (US$101.3 million), compared to RMB641.7 million (US$93.9 million) and RMB722.8 million (US$105.8 million) for the preceding quarter and the second quarter of 2008, respectively. The quarter-over-quarter increase in gross profit was primarily attributable to the recognition of RMB83.3 million (US$12.2 million) of revenue from the clean up of dormant accounts of online games in June 2009, partially offset by the increase in business tax resulting from higher revenue and increased staff-related costs resulting from increased headcount in the second quarter of 2009. The recognition of revenue from dormant accounts of online games resulted from a change in our user agreement with online game players in May 2009, whereby outstanding points in accounts that remain dormant for a period of 540 days or more will be removed after 30 days of our public notice issued on May 20, 2009. Going forward, we expect to recognize revenue related to the outstanding points removed from dormant accounts of online games on a quarterly basis.

The year-over-year decrease in gross profit was primarily attributable to the receipt of a business tax refund of RMB146.8 million (US$21.5 million) in June 2008 and increased cost of revenues in the second quarter of 2009 as a result of increased staff-related costs resulting from increased headcount and increased business tax due to higher revenues in the second quarter of 2009, partially offset by increased game revenues in the second quarter of 2009. The increase in game revenue in the second quarter of 2009 was primarily due to revenue recognized from dormant accounts in June 2009 as explained above and increased revenue from Westward

Journey II and Tianxia II. Increased revenue from Westward Journey II was mainly due to enhanced game play introduced in the expansion pack released in August 2008. We reported a full second quarter revenue for Tianxia II in 2009 compared to only one month revenue for the second quarter of 2008 as the game entered unlimited closed beta testing on June 6, 2008.

Gross Profit (Loss) Margin

Gross profit margin for the online game business for the second quarter of 2009 was 88.3%, compared to 90.0% and 91.2% for the preceding quarter and the second quarter of 2008, respectively. The quarter-over-quarter and year-over-year decreases in gross profit margin were primarily due to increased staff-related costs in the second quarter of 2009.

Gross profit margin for the advertising business for the second quarter of 2009 was 16.6%, compared to gross loss margin of 13.1% and gross profit margin of 52.6% for the preceding quarter and the second quarter of 2008, respectively. The quarter-over-quarter improvement in gross profit margin was primarily due to increased revenue brought about by certain economic stimulus measures implemented by the Chinese government in the past few months, especially with respect to the automobile and electrical home appliances sectors. The year-over-year decrease in gross profit margin was primarily attributable to significantly reduced advertising revenues in the current quarter as demand for advertising services remained relatively low with advertisers remaining cautious and still looking ahead for clear signs of economic recovery.

Gross loss margin for the WVAS and others business for the second quarter of 2009 was 43.0%, compared to 22.3% for the preceding quarter and gross profit margin of 28.8% for the second quarter of 2008. The quarter-over-quarter increase in gross loss margin was primarily due to increased staff-related costs and increased bandwidth and custody fees resulting from increased traffic. The year-over-year increase in gross loss margin was mainly attributable to the receipt of the business tax refund in June 2008 and increased staff-related costs resulting from increased headcount in the second quarter of 2009.

Operating Expenses

Total operating expenses for the second quarter of 2009 were RMB174.8 million (US$25.6 million), compared to RMB150.6 million (US$22.0 million) and RMB149.7 million (US$21.9 million) for the preceding quarter and the second quarter of 2008, respectively. The quarter-over-quarter increase in operating expenses was primarily due to nationwide marketing costs for promoting the open beta testing of New Fly for Fun in May and June of 2009 and costs associated with other promotional activities, as well as increased research and development expenses resulting from increased staff-related costs resulting from increased headcount.

The year-over-year increase in selling and marketing expenses was mainly due to increased staff-related costs resulting from increased salaries and wage levels and new headcount in 2009, and increased marketing costs for promoting online games and advertising services in the current quarter. The year-over-year increase in general and administration expenses was mainly caused by increased provision for bad debts resulting from an increase in accounts receivable balance aged over six months as of June 30, 2009, and increased office rental and property management fees resulting from increased office space in Beijing, China. The year-over-year research and development expenses remained relatively stable.

Net Profit

Net profit for the second quarter of 2009 totaled RMB468.1 million (US$68.5 million), compared to RMB416.7 million (US$61.0 million) and RMB438.2 million (US$64.2 million) for the preceding quarter and the second quarter of 2008, respectively. During the current quarter, the Company reported a net foreign exchange gain of RMB47.2 million (US$6.9 million) under Other, net, compared to losses of RMB47.5 million (US$7.0 million) and RMB26.4 million (US$3.9 million) for the preceding quarter and the second quarter of 2008, respectively. The quarter-over-quarter and year-over-year decrease in foreign exchange loss was mainly due to the reversal of translation loss with respect to the Company’s Euro-denominated bank deposit balances as of June 30, 2009 as the exchange rate of the Euro against the RMB fluctuated over the periods. NetEase reported basic and diluted earnings per American depositary share, or ADS of US$0.53 each for the second quarter of 2009. The Company reported basic and diluted earnings per ADS of US$0.48 and US$0.47 and US$0.53 and US$0.50 for the preceding quarter and the second quarter of 2008, respectively.

Income Taxes

The Company recorded income tax charge of RMB115.4 million (US$16.9 million), RMB61.7 million (US$9.0 million) and RMB140.0 million (US$20.5 million) for the current quarter, the preceding quarter, and the second quarter of 2008, respectively. The quarter-over-quarter increase in tax charge was primarily due to increased revenue in the second quarter of 2009 and the payment of an extra tax charge of RMB38.5 million (US$5.6 million) in June 2009 related to the tax assessment of 2008 and the first quarter of 2009 of one of the Company’s subsidiaries as explained below. The year-over-year decrease in tax charge was primarily due to the application of the statutory tax rate of 25% on the income of the Company’s subsidiaries in the second quarter of 2008 as approval for the preferred tax status of HNTEs was not received until December 2008.

This subsidiary (with both HNTEs and Software Enterprises status) paid its corporate income tax at a rate of 12.5% for the first three quarters of 2008 while also with the understanding that if it was granted the HNTEs tax status in 2008, this subsidiary would be entitled to a preferential tax rate of 7.5% in 2008 based on the interpretation of the grandfather provisions under the Corporate Income Tax Law and the related implementation guidelines. The preferential tax rate of 7.5% was calculated by applying the 50% tax rate reduction for Software Enterprises against 15%, which is the preferred tax rate applicable to this subsidiary’s HNTEs status. When this subsidiary was granted the HNTEs tax status in December 2008, the relevant local tax authority refunded the excess corporate income tax paid for the first three quarters of 2008 when applying the preferrential tax rate of 7.5% in these quarters. Following the issuance of a new tax circular by the State Administration of Taxation in April 2009, the local tax authority notified this subsidiary in June 2009 that it should pay its corporate income tax liability for 2008 and the first quarter of 2009 at the rate of 12.5% instead of 7.5%. Its decision was based on the interpretation of a new circular issued by the State Administration of Taxation in April 2009 that the 50% tax rate reduction for Software Enterprises should be made against the uniform corporate income tax rate at 25%, not the 15% preferred tax rate applicable to this subsidiary’s HNTEs status.

Other Information

As of June 30, 2009, the Company’s cash and time deposits totaled RMB6.2 billion (US$909.4 million), compared to RMB5.6 billion (US$821.9 million) as of December 31, 2008. In addition, the Company had a restricted cash balance of RMB82.0 million (US$12.0 million), representing a security deposit placed with a court in Guangzhou, China in connection with certain arbitration proceedings against the property developer of the office building located in Guangzhou, China, which is occupied by the Company. The Company and Mr. Ding agreed that Mr. Ding would initiate such arbitration due to the property developer’s failure to complete registration for the transfer of title to the property to Mr. Ding who has agreed to on-sell the property to NetEase at cost and the property developer’s mortgaging of the property in contravention of its agreement with Mr. Ding. The arbitration proceedings are currently in the preliminary stage.

Cash flows generated from operating activities totaled RMB544.4 million (US$79.7 million) for the second quarter of 2009, compared to RMB567.8 million (US$83.1 million) and RMB513.3 million (US$75.2 million) for the preceding quarter and the second quarter of 2008, respectively.

On September 12, 2008, the Company’s Board authorized a share repurchase program of up to US$100 million of the Company’s outstanding ADSs for a period not to exceed one year. As of June 30, 2009, the Company had spent in aggregate a total purchase consideration of approximately US$13.1 million (including transaction costs).

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.8302 on June 30, 2009 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on June 30, 2009, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a conference call at 9:00 p.m. Eastern Time on Wednesday, August 12, 2009 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, August 13, 2009). Chief Executive Officer William Ding and Acting Chief Financial Officer Onward Choi will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 888-846-5003 (international: 480-629-9856), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 800-406-7325 (international 303-590-3030), and entering passcode 4118093#. The replay will be available through August 26, 2009.

This call is being webcast live and the replay will be available for 12 months. Both will be available on NetEase’s corporate web site at http://corp.163.com, Investor Info: Earnings Call.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by its affiliates. In particular, NetEase provides online game services to Internet users through the in-house development or licensing of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II, Westward Journey Online III, Tianxia II and Datang.

NetEase also offers online advertising on its websites which enables advertisers to reach its substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified advertising services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal advertisements, matchmaking, alumni clubs and community forums. NetEase is also the largest provider of free email services in China. Furthermore, the NetEase websites provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

* * *

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that NetEase will not be successful in its product diversification efforts, including its focus on item- and fee-based games and entry into strategic licensing arrangements; the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that the relaunch of World of Warcraft may not be successful due to failure to obtain government approval and other factors beyond NetEase’s control; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that the online advertising industry in China will continue to be adversely affected by the recent global economic slowdown or other factors beyond NetEase’s control; the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2008	June 30, 2009	June 30, 2009
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash	793,407,922	1,282,098,940	187,710,307
Time deposits	4,820,000,100	4,929,100,734	721,662,723
Accounts receivable, net	231,030,576	133,682,801	19,572,311
Prepayments and other current assets	104,092,051	195,913,131	28,683,365
Deferred tax assets	25,248,842	41,277,219	6,043,340

Total current assets	5,973,779,491	6,582,072,825	963,672,046

Non-current assets:
Non-current rental deposits	3,443,249	3,979,450	582,626
Property, equipment and software, net	258,787,534	475,261,632	69,582,389
Land use right, net	12,563,485	12,434,187	1,820,472
Prepayment for license right	27,463,600	232,282,600	34,008,170
Deferred tax assets	12,444,636	12,041,039	1,762,912
Restricted cash	—	82,000,000	12,005,505
Other long-term assets	57,411,308	48,675,856	7,126,564

Total non-current assets	372,113,812	866,674,764	126,888,638

Total assets	6,345,893,303	7,448,747,589	1,090,560,684

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	119,829,878	224,254,641	32,832,807
Salary and welfare payables	94,922,963	79,442,922	11,631,127
Taxes payable	104,754,356	170,563,607	24,971,978
Deferred revenue	447,725,795	425,370,733	62,277,932
Accrued liabilities	61,815,070	90,328,881	13,224,925

Total current liabilities	829,048,062	989,960,784	144,938,769

Long-term payable:
Other long-term payable	200,000	200,000	29,282

Total long-term payable	200,000	200,000	29,282

Total liabilities	829,248,062	990,160,784	144,968,051

Shareholders’ equity	5,516,645,241	6,458,586,805	945,592,633

Total liabilities and shareholders’ equity	6,345,893,303	7,448,747,589	1,090,560,684

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended
	June 30, 2008	March 31, 2009	June 30, 2009	June 30, 2009
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	595,039,049	724,023,597	781,482,693	114,415,785
Advertising services	103,937,354	41,030,255	72,801,803	10,658,810
Wireless value-added services and others	16,897,198	16,640,705	17,823,767	2,609,553

Total revenues	715,873,601	781,694,557	872,108,263	127,684,148
Business taxes	137,081,472	(5,772,131)	(9,018,646)	(1,320,408)

Total net revenues	852,955,073	775,922,426	863,089,617	126,363,740

Total cost of revenues	(130,164,922)	(134,228,461)	(171,209,882)	(25,066,599)

Gross profit	722,790,151	641,693,965	691,879,735	101,297,141

Operating expenses:
Selling and marketing expenses	(53,403,127)	(47,510,899)	(68,323,402)	(10,003,133)
General and administrative expenses	(44,127,629)	(52,295,550)	(52,671,504)	(7,711,561)
Research and development expenses	(52,208,647)	(50,789,431)	(53,812,664)	(7,878,637)

Total operating expenses	(149,739,403)	(150,595,880)	(174,807,570)	(25,593,331)

Operating profit	573,050,748	491,098,085	517,072,165	75,703,810
Other income (expenses):
Investment income	123,534	102,922	84,794	12,415
Interest income	31,439,986	35,560,102	33,086,968	4,844,217
Other, net	(26,439,269)	(48,319,337)	33,227,641	4,864,812

Net income before tax	578,174,999	478,441,772	583,471,568	85,425,254
Income tax	(140,003,786)	(61,739,147)	(115,383,256)	(16,893,101)

Net income after tax	438,171,213	416,702,625	468,088,312	68,532,153
Add: Net loss attributable to noncontrolling interest	117	18,217	30,515	4,468

Net income attributable to the Company’s shareholders	438,171,330	416,720,842	468,118,827	68,536,621

Earnings per share, basic	0.14	0.13	0.15	0.02

Earnings per ADS, basic	3.62	3.25	3.64	0.53

Earnings per share, diluted	0.14	0.13	0.14	0.02

Earnings per ADS, diluted	3.39	3.23	3.60	0.53

Weighted average number of ordinary shares outstanding, basic	3,027,874,505	3,207,759,573	3,219,247,705	3,219,247,705

Weighted average number of ADS outstanding, basic	121,114,980	128,310,383	128,769,908	128,769,908

Weighted average number of ordinary shares outstanding, diluted	3,233,701,752	3,224,599,184	3,250,458,685	3,250,458,685

Weighted average number of ADS outstanding, diluted	129,348,070	128,983,967	130,018,347	130,018,347

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended
	June 30, 2008	March 31, 2009	June 30, 2009	June 30, 2009
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	438,171,213	416,702,625	468,088,312	68,532,153
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	23,183,012	21,979,596	20,464,224	2,996,138
Share-based compensation cost	20,836,332	10,814,590	8,787,730	1,286,599
Allowance/(reversal) of provision for doubtful debts	(1,419,319)	6,134,584	4,190,088	613,465
(Gain)/Loss on disposal of property, equipment and software	(17,798)	16,800	2,858,440	418,500
Unrealized exchange losses (gains)	26,574,778	47,547,400	(47,200,756)	(6,910,596)
Net equity share of loss from associated companies	487,300	1,051,010	1,934,915	283,288
Others	—	(25)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(77,960,545)	111,878,097	(24,854,994)	(3,638,985)
Prepayments and other current assets	(3,312,399)	(31,374,284)	(56,041,033)	(8,204,891)
Deferred tax assets	18,685,274	(17,159,400)	1,131,023	165,591
Deferred tax assets - non-current	(11,697)	(189,657)	593,254	86,857
Accounts payable	16,206,953	(18,372,015)	123,575,583	18,092,528
Salary and welfare payables	15,394,921	(37,516,094)	22,036,053	3,226,268
Taxes payable	18,745,532	29,202,544	36,606,707	5,359,537
Deferred revenue	10,391,562	7,047,026	(29,402,088)	(4,304,718)
Accrued liabilities	7,367,340	20,021,583	11,612,178	1,700,123

Net cash provided by operating activities	513,322,459	567,784,380	544,379,636	79,701,857

Cash flows from investing activities:
Purchase of property, equipment and software	(20,258,398)	(23,031,133)	(239,465,882)	(35,059,864)
Proceeds from sale of property, equipment and software	62,501	15,755	5,373	787
Incentive received on land use right	15,000,000	—	—	—
Purchase of license right	—	—	(204,819,000)	(29,987,262)
Transfer to restricted cash	—	(82,000,000)	—	—
Net change in time deposits with terms of three months	(309,877,981)	913,788,700	327,669,991	47,973,704
Placement/rollover of matured time deposits	(201,856,509)	(2,099,024,248)	(149,337,445)	(21,864,286)
Uplift of matured time deposits	180,542,729	718,163,495	171,181,813	25,062,489
Net change in other assets	81,783	(634,380)	(1,421,647)	(208,141)

Net cash used in investing activities	(336,305,875)	(572,721,811)	(96,186,797)	(14,082,573)

Cash flows from financing activities:
Capital contribution from noncontrolling interest	—	640	—	—
Proceeds from employees exercising stock options	328,603	2,524,853	35,022,839	5,127,645

Net cash provided by financing activities	328,603	2,525,493	35,022,839	5,127,645

Effect of exchange rate changes on cash held in foreign currencies	(39,668,730)	1,200,805	6,686,473	978,957
Net increase (decrease) in cash	137,676,457	(1,211,133)	489,902,151	71,725,886
Cash, beginning of the quarter	2,261,464,362	793,407,922	792,196,789	115,984,421

Cash, end of the quarter	2,399,140,819	792,196,789	1,282,098,940	187,710,307

Supplemental disclosures of cash flow information:
Cash paid for income tax, net of tax refund	117,313,562	45,079,890	114,558,434	16,772,340
Supplemental schedule of non-cash investing and financing activities:
Treasury stock cancellation	76,433,652	—	—	—
Fixed asset purchases financed by accounts payable and accrued liabilities	10,529,644	35,955,208	33,393,585	4,889,108
Conversion of convertible notes to ordinary shares	168,377,187	—	—	—

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

	Quarter Ended
	June 30, 2008	March 31, 2009	June 30, 2009	June 30, 2009
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	595,039,049	724,023,597	781,482,693	114,415,785
Advertising services	103,937,354	41,030,255	72,801,803	10,658,810
Wireless value-added services and others	16,897,198	16,640,705	17,823,767	2,609,553

Total revenues	715,873,601	781,694,557	872,108,263	127,684,148

Business taxes:
Online game services	133,155,985	(1,456,904)	(1,547,733)	(226,601)
Advertising services	(8,834,675)	(4,161,980)	(7,253,512)	(1,061,977)
Wireless value-added services and others	12,760,162	(153,247)	(217,401)	(31,830)

Total business taxes	137,081,472	(5,772,131)	(9,018,646)	(1,320,408)

Net revenues:
Online game services	728,195,034	722,566,693	779,934,960	114,189,184
Advertising services	95,102,679	36,868,275	65,548,291	9,596,833
Wireless value-added services and others	29,657,360	16,487,458	17,606,366	2,577,723

Total net revenues	852,955,073	775,922,426	863,089,617	126,363,740

Cost of revenues:
Online game services	(63,985,689)	(72,363,943)	(91,342,290)	(13,373,297)
Advertising services	(45,063,123)	(41,707,441)	(54,687,506)	(8,006,721)
Wireless value-added services and others	(21,116,110)	(20,157,077)	(25,180,086)	(3,686,581)

Total cost of revenues	(130,164,922)	(134,228,461)	(171,209,882)	(25,066,599)

Gross profit (loss):
Online game services	664,209,345	650,202,750	688,592,670	100,815,887
Advertising services	50,039,556	(4,839,166)	10,860,785	1,590,112
Wireless value-added services and others	8,541,250	(3,669,619)	(7,573,720)	(1,108,858)

Total gross profit	722,790,151	641,693,965	691,879,735	101,297,141

Gross profit (loss) margin:
Online game services	91.2%	90.0%	88.3%	88.3%
Advertising services	52.6%	(13.1)%	16.6%	16.6%
Wireless value-added services and others	28.8%	(22.3)%	(43.0)%	(43.0)%

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.8302 on June 30, 2009 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of operations is set out as follows:

	Quarter Ended
	June 30, 2008	March 31, 2009	June 30, 2009	June 30, 2009
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	3,396,419	2,871,354	2,485,431	363,889
Operating expenses
- Selling and marketing expenses	2,675,811	952,155	679,054	99,419
- General and administrative expenses	7,538,343	3,809,875	2,803,979	410,526
- Research and development expenses	7,225,759	3,181,206	2,819,266	412,765